UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Satellogic Inc.
(Name of Issuer)

Class A ordinary shares, nominal value U.S. $0.0001 per share
(Title of Class of Securities)

G7823S101
(CUSIP Number)

William Barratt Liberty 77 Capital L.P. 2001 Pennsylvania Ave NW Washington, DC 20006 (202) 984-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7823S101	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Liberty 77 Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G7823S101	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Liberty Strategic Capital (SATL) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7823S101	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Liberty 77 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G7823S101	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Liberty Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7823S101	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON STM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7823S101	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON Steven T. Mnuchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7823S101	SCHEDULE 13D	Page 8 of 11

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Initial 13D” and, as amended and supplemented, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Class A ordinary shares, nominal value U.S. $0.0001 per share (the “Class A Shares”), of Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica, Montevideo, 91600, Uruguay. Capitalized terms used in this Amendment and  not otherwise defined in this Amendment have the meanings set forth in the Initial Schedule 13D.

This Amendment amends and restates Item 5 in its entirety as set forth below.

Item 5.	Interest in Securities of the Issuer.

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

References to percentage ownership of the Class A Shares in this Amendment are based on 77,156,905 Class A Shares issued and outstanding, comprised of 77,031,002 Class A Shares outstanding as of April 25, 2022, as reported by the Issuer in its Form 20-F/A filed on May 16, 2022 plus an additional 125,903 Class A Shares issued as a result of the application of adjustments pursuant to the Issuer's existing agreements with Mr. Kargieman and the Sponsor.

(a) and (b)

As of the date of this Amendment, each of the Reporting Persons are deemed to beneficially own 40,000,000 Class A Shares, comprising (i) 20,000,000 Class A Shares and (ii) 20,000,000 Class A Shares issuable upon exercise of the Liberty Share Warrants (which are exercisable as of and from the Liberty Closing Date). In addition, each of the Reporting Persons other than Liberty may be deemed to also beneficially own the 2,500,000 Class A Shares issuable upon exercise of the Liberty Advisory Fee Warrants (which are exercisable as of and from February 10, 2023) which are held directly by Liberty Manager.

By virtue of the voting arrangement made pursuant to the Liberty Letter Agreement, the parties to such arrangement, including Liberty (and indirectly, the other Reporting Persons), the Sponsor (and indirectly, its affiliates) and Mr. Kargieman, may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Such persons, collectively, may be deemed to beneficially own an aggregate of 69,995,548 Class A Shares (representing approximately 61.5% of the Class A Shares), based on information in such other persons’ Schedule 13D filings. The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties.  Only the Class A Shares that are deemed to be beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons, the Sponsor and Mr. Kargieman, see Item 4.

(c) None.

CUSIP No. G7823S101	SCHEDULE 13D	Page 9 of 11

(d) Liberty 77 Fund USTE L.P., Liberty 77 Fund L.P., and Liberty 77 Fund International L.P. (the “Liberty Funds”) are the members of Liberty and, as such, have the right to receive dividends from, or the proceeds from the sale of, the securities that are reported in this Schedule 13D. Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.

(e) Not applicable.

CUSIP No. G7823S101	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2022

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., their general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

CUSIP No. G7823S101	SCHEDULE 13D	Page 11 of 11

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN

EXHIBIT 1

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: December 13, 2022

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., their general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN